METALLA ANNOUNCES CLOSING OF BEEDIE CONVERSION, DEBT REPAYMENT
OF C$2 MILLION, AND ANNUAL EQUITY GRANT

FOR IMMEDIATE RELEASE	TSXV: MTA
FEBRUARY 21, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") or ("Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that Beedie Capital ("Beedie") has increased their equity position in Metalla with the issuance of 412,088 common shares of Metalla (the "Shares") on February 4, 2025.  As previously announced by the Company, on January 13, 2025, Beedie elected to convert C$1.5 million of the accrued and unpaid interest under the existing convertible loan facility between Metalla and Beedie (the "Loan Facility") into 412,088 Shares at a conversion price of C$3.64 per Share, being the closing price of the Shares on the TSXV on January 13, 2025. Following the interest conversion, Beedie now owns approximately 10.3% of the issued and outstanding Shares.

Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all unpaid and accrued fees and interest under the Loan Facility to $Nil as of the payment date. As at January 31, 2025, taking into account the conversion and payment discussed above, the Company had C$16.4 million outstanding under the Loan Facility with a conversion price of C$6.00 per Share, and had C$30.9 million available under the Loan Facility with the conversion price to be determined on the date of any future advances.

ANNUAL EQUITY GRANT

Effective February 20, 2025, Metalla completed its 2024 annual equity grant in accordance with the Company's share compensation plan. Metalla has granted an aggregate of 525,788 restricted share units (each "RSU") and an aggregate of 955,000 stock options ("Options") to certain directors, officers, consultants, and employees of the Company. The RSUs and Options vest in two equal installments, twelve and twenty-four months from the date of grant. Each vested RSU will entitle the holder to receive one Share and each vested Option will entitle the holder to acquire one Share at an exercise price of C$4.41 for a period of five years.

ABOUT METALLA

Metalla is a royalty and streaming company with leveraged exposure to gold, silver, and copper. We offer investors a peer-leading growth profile with best-in-class operators and jurisdictional exposure focused on North America, South America, and Australia. Metalla is led by an experienced management team that has acquired over 100 royalties completing 32 value accretive transactions over 8 years.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the timing of vesting and settlement of RSUs, if at all; the timing of vesting and exercise of Options, if at all.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the RSUs may not vest or be settled; that the Options may not best or be exercised; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.